Exhibit 99.2

CORPORATE ACCESS NUMBER: 2018462024

Government of Alberta ■

BUSINESS CORPORATIONS ACT

CERTIFICATE OF

AMENDMENT AND REGISTRATION OF RESTATED ARTICLES

GOLD RESERVE INC.

AMENDED ITS ARTICLES ON 2019/06/14.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2019/06/14

Service Request Number:      31194586

Corporate Access Number: 2018462024

Legal Entity Name:                GOLD RESERVE INC.

French Equivalent Name:

Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation

New Legal Entity Name: GOLD RESERVE INC

New French Equivalent Name:

Nuans Number:  112586086

Nuans Date:  2014/06/18

French Nuans Number:

French Nuans Date:

Share Structure:THE ATTACHED SCHEDULE "A" IS INCORPORATED INTO AND FORMS PART OF THE ARTICLES OF THE CORPORATION.

Share Transfers Restrictions: THE ATTACHED SCHEDULE  11B 11  IS INCORPORA TED INTO AND FORMS PART OF THE ARTICLES OF THE CORPORATION.

Number of Directors:

Min Number Of Directors: 3

Max Number Of

Directors:                               15

Business Restricted To:         NONE

Business Restricted From: NONE

Other Provisions: THE ATTACHED SCHEDULE "C" IS INCORPORATED INTO AND FORMS PART OF THE ARTICLES OF THE CORPORATION.

BCA Section/Subsection:       193

Professional Endorsement Provided:

Future Dating Required:

Annual Return

File Year  Date Filed

2018             2018/11/13

2017	2017/10 /31 2016/12/21
2016

Attachment

I Attachment Type Microfilm Bar Code Date Recorded
Letter of Approval 10000107112628753 2014/09/09
Other Rules or Provisions ELECTRONIC 2014/09/09
Share Structure ELECTRONIC 2014/09/09
Restrictions on Share Transfers ELECTRONIC 2014/09/09
lShare Structure ELECTRONIC 2019/06/14
Articles/Plan of Arrangement/Court Order 10000607125945349 2019/06/14
Share Structure ELECTRONIC 2019/06/14

Registration Authorized By: RASHI SENGAR

SOLICITOR

The Registrar of Corporations certifies that the information contained in this statement is an accurate reproduction of the data contained in the specified service request in the official public records of Corporate Registry.

SCHEDULE "A"

TO THE ARTICLES OF GOLD RESERVE INC.

(the "Corporation")

The  classes  and  any  maximum number of shares that the Corporation is authorized to issue are as follows:

The Corporation is authorized to issue  an  unlimited number of shares, and the authorized capital of the Corporation is to be divided into Class A Common Shares, Class  B Common Shares, Class C Common Shares and Class C Preferred Shares, which shall have attached thereto the following  preferences,   rights,    conditions,    restrictions, limitations or prohibitions:

1 .         Class A Common Shares ("Class A shares"):

(a)     Voting

The holders of Class A shares shall be entitled to  vote  at any meeting of the shareholders of the Corporation, except at meetings at which only holders of another specific class or series of shares of the Corporation are  entitled to vote separately as a class or series. The holders of  Class  A  shares shall have one vote in respect of each Class A share held by them and shall be entitled to vote as a class with the Class B shares of the Corporation.

(b)     Dividends

Subject to the prior rights and preferences, if any, applicable to the Preferred Shares, or any series thereof, the holders of Class A shares shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared thereon by the board of directors at any time and from time to time out of any funds of the Corporation legally available therefor; provided, however, that any dividend upon the Class A  shares that is payable in common shares shall be paid only in Class A shares to the holders of Class A shares.

As long as any of the Class B Common Stock, no par value per share ("GR-Montana Class B Stock"), of Gold Reserve Corporation, a Montana corporation ("GR-Montana"), remains outstanding:

(i)     dividends may not be declared with respect to Class A shares unless dividends are declared simultaneously on the Class B shares and by GR-Montana with respect to GR-Montana Class B Stock;

(ii)     other than dividends payable in shares, the sum of the dividend payable per Class B share and the dividend payable per share of GR-Montana Class B Stock shall equal the dividend payable per Class A share; and

(iii)     if a dividend is made in Class A shares, a simultaneous dividend for a proportionate number of shares must be made for each of the Class B shares and the shares of GR-Montana Class B

Stock based on an original ratio of one to-one-to-one,  as  may be adjusted  to  give  effect  to  any   stock    splits,  stock combinations or other changes In capitalization. For example,  if a dividend of one Class A share is made, a simultaneous    dividend for one Class B share and one share of GR-Montana Class B Stock must be made.

These  restrictions  on  dividends shall not apply if the Corporation and/or GR-Montana owns all outstanding shares of GR-Montana Class B Stock originally included in an Equity Unit or if all Equity Units (as defined in Schedule "B") have been converted into Class A shares.

(c)     Participation in Assets on Dissolution

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be  distributed to the holders of Preferred Shares, or any series thereof, the holders of Class A shares shall be entitled to receive out  of the assets of the Corporation available for distribution to shareholders, liquidation proceeds in an amount per Class  A share equal to the sum of the following:

(l)     the lesser of:

(i)     b/c

or      (ii)   aid

and     (2)           the greater of:

(i)           0

or       (ii)   a- (b/c) (di

d +  e/99

where:

a= the amount of the Corporation's liquidation proceeds remaining after distribution of the preferential amounts,  if any, to holders of Preferred Shares

b= the aggregate GR-Montana Class B Stock liquidation proceeds at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

c= the total number of shares of GR-Montana Class B Stock outstanding at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

d= the total number of Class A shares outstanding at the  time of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation

e= the total number of Class B shares outstanding at the  time of liquidation, dissolution or winding up of the Corporation

A liquidation, dissolution or winding up of the Corporation, as such terms are used in this paragraph, shall not be deemed to be occasioned by or to include any consolidation, merger or amalgamation of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or part of the assets of the Corporation.

(d)     Taxes

In the event that the Corporation is assessed for tax under Part Vl.1 of the Income Tax Act (Canada) (the "Act") on the  basis that the Class A shares are taxable preferred shares within the meaning of the Act, the Corporation shall file an election in prescribed form pursuant to, and within the time limits imposed by, subsection 191.2(1) of the Act or any similar successor provision to ensure that the holders of the Class A shares are not subject to tax under Part IV.l of the Act on dividends received on taxable preferred shares .

2.     Class B Common Shares ("Class B shares"):

(a)     Voting

The holders of Class B shares shall be entitled to  vote  at any meeting of the shareholders of the Corporation, except at meetings at which only holders of another specific class or series of shares of the Corporation are     entitled to vote separately as a class or series. The holders of Class  B      shares shall have one vote in respect of each Class B share held by them and shall be entitled to vote as a class with the Class A shares of the Corporation.

(bl   Dividends

Subject to the prior rights and preferences, if any, applicable to the Preferred Shares, or any series thereof, the holders of Class B shares shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared thereon by the board of directors at any time and from time to time out of any funds of the Corporation legally available therefor; provided, however, that any dividend upon the Class B  shares that is payable in common shares shall be paid only in Class B shares to the holders of Class B shares.

As  long  as  any  GR-Montana  Class  B  Stock  remains outstanding:

(i)     dividends may not be declared with respect to Class B shares unless dividends are declared simultaneously on the Class A shares and by GR-Montana with respect to GR-Montana Class B Stock;

(ii)     other than dividends payable in shares, the sum of the dividend payable per Class B share and the dividend payable per share of GR-Montana Class B Stock shall equal the dividend payable per Class A share;

(iii)     if a dividend is made in Class B shares, a simultaneous dividend for a proportionate number of shares must be made for each of the Class A shares and the shares of GR-Montana Class B

Stock based on an original ratio of one-to-one-to-one, as may be adjusted to give effect to any stock splits, stock combinations or other changes in capitalization. For example, if a  dividend of one Class B share is made, a simultaneous dividend for one Class A share and one share of GR-Montana Class B Stock must be made; and

(iv)     dividends payable per Class B share (other than dividends in Class B shares) shall equal 1% of the dividends payable per Class A share.

These restrictions on dividends shall not apply if the Corporation and/or GR-Montana owns all outstanding shares of GR-Montana Class B Stock originally included in an Equity Unit, or if all Equity Units have been converted into Class A shares.

(c)     Participation in Assets on Dissolution

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be  distributed to the holders of Preferred Shares, or any series thereof, the holders of the Class B shares shall be entitled to receive  out of the assets of the Corporation available for distribution to shareholders, liquidation proceeds in an amount per Class  B share determined in accordance with the following formula, but only to the extent that the formula produces a positive number.

a- (b/c) (d)

99(d)+e

where:

a= the amount of the Corporation's liquidation proceeds remaining after distribution of the preferential amounts,  if any, to holders of Preferred Shares

b =the aggregate GR-Montana Class B Stock liquidation proceeds at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

c = the total number of shares of GR-Montana Class B Stock outstanding at the time of any voluntary or involuntary liquidation, dissolution or winding up of GR-Montana

d = the total number of Class A shares  outstanding  at  the time of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation

e = the total number of Class B shares outstanding at the time of liquidation, dissolution or winding up of the Corporation

A liquidation, dissolution or winding up of the Corporation, as such terms are used in this paragraph, shall not be deemed to be occasioned by or to include any consolidation, merger or amalgamation of the Corporation with or Into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or part of the assets of the Corporation.

(d)     Cancellation of Class B Shares

In the event that all of the Class B shares originally issued as part of Equity Units cease to be outstanding, the Class B shares shall, without any further action of the Corporation, automatically be canceled.

3.     Class C Preferred Shares ("Preferred Shares"):

The board of directors of the Corporation is hereby authorized, subject to the limitations prescribed by law and the provisions hereof, at its option, from time to time to divide all or any part of the Preferred Shares into series thereof; to establish from time to time the number of shares to be included in  any such series; to determine the designations, rights, privileges, restrictions, and conditions attaching to the shares of  each such series; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the determination of the following:

(a)     the number of shares constituting each such series and the distinctive designation of such series;

(b)     the rate of dividend, if any, and whether  dividends shall be cumulative or non- cumulative;

(c)     the voting power of holders of such series, if any, including, without limitation, the vote or fraction of vote to which such holder may be entitled, the events upon  the occurrence of which such holder may be entitled to vote, and any restrictions or limitations upon the right of such holder to vote, except on such matters as may be required by law;

(d)     whether such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates after which the shares constituting such series shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(e)     the extent, if any, to which such series shall have the benefit of any sinking fund provisions for redemption or repurchase of shares;

(f)     the rights, if any, of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation, including, with respect to the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the relative rights or priority, if any, of payment of shares of such series;

(g)     whether the shares of such series shall be convertible and, if so, the terms and conditions on which shares of such series shall be so convertible; and

(h)     such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law.